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03007186

March 4, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

03 MAR -6 AM 7:21

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on March 3, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours truly,

Shinichiro Kitamura

3/7

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

March 3, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Article 210 of Japanese Commercial Code as described below.

1. Period of repurchase:	From February 1st to 28th, 2003
2. Number of shares repurchased:	129,550 shares
3. Total cost of repurchase:	460,875,000 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the annual shareholders' meeting held on June 27th, 2002

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	400,000 shares (maximum)
- Total value of shares to be repurchased:	2,000 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase since the annual shareholders' meeting held on June 27th, 2002 is as follows:

- Total number of shares repurchased:	312,100 shares
- Total value of shares repurchased:	1,197,033,500 yen

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